SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STEWART ENTERPRISES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

3.125% SENIOR CONVERTIBLE NOTES DUE 2014	3.375% SENIOR CONVERTIBLE NOTES DUE 2016
(Title of Class of Securities)	(Title of Class of Securities)

860370AH8	860370AK1
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Lewis J. Derbes, Jr. Senior Vice President, Chief Financial Officer and Treasurer

Stewart Enterprises, Inc. 1333 South Clearview Parkway Jefferson, Louisiana 70121 Tel.: (504) 729-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With a Copy to:

Aaron G. Foley
Dionne M. Rousseau, Esq.	Managing Director & Assistant Treasurer	John A. Marzulli, Jr., Esq.
Jones Walker LLP	Service Corporation International	Shearman & Sterling LLP
8555 United Plaza Boulevard	1929 Allen Parkway	599 Lexington Avenue
Baton Rouge, LA 70809	Houston, Texas 77019	New York, NY 10022
Tel.: (225) 248-2010	Tel.: (713) 702-8930	Tel.: (212) 848-8590

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$131,746,163.00	$16,969.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 3.125% Senior Convertible Notes Due 2014 and 3.375% Senior Convertible Notes due 2016 (together the “Notes”), plus (b) accrued and unpaid interest on the Notes to but not including February 4, 2014, the currently anticipated repurchase date.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Stewart Enterprises, Inc., a Louisiana corporation (the “Company”), and relates to the offer by the Company to purchase for cash all of its outstanding 3.125%% Senior Convertible Notes due 2014 (the “2014 Notes”) and 3.375% Senior Convertible Notes due 2016 (the “2016 Notes” and together with the 2014 Notes, the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of June 27, 2007 (as amended, supplemented or otherwise modified, the “2014 Indenture”), between the Company, the guarantors named therein and U.S. Bank National Association, as trustee, under which the Company issued the 2014 Notes; (2) the Indenture, dated as of June 27, 2007 (as amended, supplemented or otherwise modified, the “2016 Indenture” and together with the 2014 Indenture, the “Indentures”), between the Company, the guarantors named therein and U.S. Bank National Association, as trustee, under which the Company issued the 2016 Notes; (3) the Notes; and (4) the Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 4, 2013, filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Repurchase”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Stewart Enterprises, Inc. The address of the principal executive offices of the Company is 1333 South Clearview Parkway, Jefferson, Louisiana 70121. The telephone number of the Company at its principal executive offices is (504) 729-1400. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Company” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to purchase all of the outstanding Notes. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. As of December 4, 2013, there was approximately $86,416,000 in aggregate principal amount of the 2014 Notes outstanding and approximately $45,119,000 in aggregate principal amount of the 2016 Notes.

(c) Trading Market and Price. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Notes—Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Offer to Repurchase is incorporated herein by reference. The offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Repurchase under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference:

“Information Concerning the Notes,” “Procedures to be Followed by Holders Electing to Tender Notes for Repurchase,” “Right of Withdrawal,” “Payment for Tendered Notes,” “Notes Acquired,” “Prohibition of Purchases of Notes by the Company and Its Affiliates,” “Material United States Income Tax Considerations,” “No Solicitations,” “Definitions” and “Conflicts.”

(b) Purchases. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of the Company is a holder of any Notes.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The Notes are governed by the Indentures. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Company” and “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. Except as set forth therein (including with respect to the merger agreement entered into with Service Corporation International, a Texas Corporation (the “Parent”), pursuant to which the Company will merge with and into a wholly owned subsidiary of Parent, with the Company being the surviving entity and a wholly owned subsidiary of Parent), neither the Company nor, to the Company’s knowledge, any of the Company’s executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of the Company’s securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of the Company’s securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Notes—The Company’s Obligation to Repurchase the Notes” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Notes Acquired” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Payment for Tendered Notes” and “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Payment for Tendered Notes” and “Source and Amount of Funds” is incorporated herein by reference.

(c) Borrowed Funds. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b) Securities Transactions. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and “Important Information Concerning the Offer—Prohibition of Purchases of Notes by the Company and Its Affiliates” are incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company believes that it is not required to include financial information due to the fact that this information is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders surrendering Notes for repurchase by the Company consists solely of cash, the offer is not subject to any financing conditions, and the offer is for all outstanding Notes.

(b) Pro Forma Information. The Company believes that it is not required to include pro forma information due to the fact that this information is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders surrendering Notes for repurchase by the Company consists solely of cash, the offer is not subject to any financing conditions, and the offer is for all outstanding Notes.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Repurchase is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Repurchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	the Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 4, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Clients.*

(b)	None.

(d)(1)	The 2014 Indenture. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on June 27, 2007

(d)(2)	The 2016 Indenture. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on June 27, 2007.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E- 3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013	Stewart Enterprises, Inc.

	By:	/s/ Lewis J. Derbes
	Name:	Lewis J. Derbes, Jr.
	Title:	Senior Vice President, Chief Financial Officer & Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	the Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 4, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Clients.*

(b)	None.

(d)(1)	The 2014 Indenture. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on June 27, 2007

(d)(2)	The 2016 Indenture. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on June 27, 2007.

(g)	None.

(h)	None.

*	Filed herewith.